Consent of Independent Auditors


The Board of Directors
Spectrian Corporation:


We consent to incorporation by reference in the registration statements (Nos. 33-83832 and 33-31046) on Form S-8 of Spectrian Corporation of our reports dated April 11, 1997, relating to the consolidated balance sheets of Spectrian Corporation and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997, and the related schedule, which reports appear in or are incorporated by reference in the March 31, 1997, annual report on Form 10-K of Spectrian Corporation.






San Jose, California
June 24, 1997